EXHIBIT 12.1

EARLE M. JORGENSEN COMPANY

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended March 31,
	2002	2003	2004
Income before income taxes	$5,809	$3,882	$18,379
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	43,025	47,753	51,234
Rentals (one-third of all rent and related costs charged to income)	7,118	7,219	7,434
Total fixed charges	50,143	54,972	58,668
Amortization of capitalized interest	—	13	47
Less capitalized interest	(316)	(464)	(61)
Earnings before income taxes and fixed charges	$55,636	$58,403	$77,033
Ratio of earnings to fixed charges	1.11	1.06	1.31